

Lesa May · 3rd

Accounting

Eden, Utah, United States · Contact info

WhiteClouds

Weber State University

Experience

Controller
WhiteClouds
Jul 2015 - Present · 6 yrs 9 mos

Controller
Nordic Valley and Wolf Mountain
Jun 2005 - Mar 2015 · 9 yrs 10 mos
Eden, UT

Controlled all accounting and finance functions including accounts receivable, account collections, accounts payable, payroll, employee files, human resources, quarterly payroll taxes, sales taxes, monthly financial statements, daily cash management and year-end financials and adjustments. Maintained and set-up all point of sa ...see more

Controller
Wolf Creek Golf Course
Apr 1997 - Dec 2014 · 17 yrs 9 mos

Controlled all accounting and finance functions including accounts receivable, account collections, accounts payable, payroll, employee files, human resources, quarterly payroll taxes, sales taxes, monthly financial statements, daily cash management and year-end financials and adjustments. Maintained and set-up all point of sa ...see more

Reservations Receptionist
Delta Air Lines
Jan 1996 - Apr 1997 · 1 yr 4 mos
Ogden, Utah

Various Positions
Safeway
Jun 1990 - Sep 1995 · 5 yrs 4 mos
Lovelock, Nevada

Non-Foods Manager
Food Clerk/Produce Clerk

Show all 7 experiences →

Education

Weber State University
Bachelor of Science, Accounting
1995 - 1998

Brigham Young University - Idaho
Associates Degree, Physical Education
1992 - 1994